VIA EDGAR

April 22, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Emily Drazan, Staff Counsel

Re:	FTE Networks, Inc.
Registration Statement on Form 10
Filed March 17, 2015
File No. 000-31355

Dear Ms. Drazan:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10 for FTE Networks, Inc. (the “Company”) set forth in your letter dated April 13, 2015 (the “Comment Letter”).

As discussed on April 21, 2015 between you and our outside securities counsel, John Owens of K&L Gates, LLP, the Company is still engaged in the gathering of the information required to respond to the comments and hereby respectfully requests that it be granted an extension until May 7, 2015 to respond to the Staff.

Should you have any questions regarding the foregoing, please contact me at 239-961-3057.

Sincerely,

/s/ Michael Palleschi

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.

CC: Clayton Parker, John Owens, K&L Gates LLP